CITY TELECOM (H.K.) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

DATE OF BOARD MEETING

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) hereby announces that a meeting of the Board will be held on Monday, 19th May 2008 at 10:30 a.m. for the purpose of, among other matters, considering and approving the interim results of the Company for the six months ended 29th February 2008.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 6th May 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.